Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL 33134

April 23, 2007

US Securities and Exchange Commission
Michael McTiernan
Mail Stop 0511
Washington, DC 20549

Re: Veracity Management Global, Inc.

Registration Statement on Form I0-SB
File No. 0-52493

Filed: March 8, 2007

Dear Mr. McTiernan:

In response to the comment letter dated April 3, 2007, we have prepared and filed today together with this response letter an amendment to the above-referenced Form 10-SB registration statement. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

General

Comment 1.

Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of out comments have been addressed.

Response 1.

We are aware and agree that the Company will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 on May 7, 2007, 60 days after the filing of the Company’s initial Form 10-SB on March 8, 2007. The Company’s initial periodic report under the Exchange Act will be its annual report on Form 10-KSB for the fiscal year ended June 30, 2007.

Comment 2.

Please include the information required by Item 407(a) or advise us why it is not applicable.

Response 2.

The added disclosure regarding "Director Independence" under Item 7 "Certain Relationships and Related Transactions, and Director Independence" as follows:

Director Independence

Our common stock is currently traded on the Pinksheets and is not subject to quotation on the OTC Bulletin Board. It is our intent to have our common stock become subjection to quotation on the NASD OTCBB. We are not subject to the rules of any national securities exchange which require that a majority of a listed company’s directors and specified committees of the board of directors meet independence standards prescribed by such rules. For purposes of the disclosure in this registration statement on Form 10-SB regarding director independence, we have used the definition of "independent director" set forth in the Marketplace Rules of The Nasdaq Stock Market LLC.

Applying the definition of "independent director", the Board has determined that none of our Directors are independent.

Comment 3.

We note from your disclosure in Item 4 that you issued stock to persons in consideration of services provided between May 2005 through June 2006 valued in the aggregate at approximately $800,000. We note further that your wholly owned subsidiary had ceased operations in May 2002 and that the share exchange with SFD did not occur until July 2006. Please revise to include disclosure regarding the nature of the services provided and your relationship with the persons to whom shares were issued in return for services.

Response 3.

We have added disclosure under "Recent Sales of Unregistered Securities" with respect to the period from May 2005 through June 2006 and included the nature of services provided and the relationship of such persons to the Company.

Comment 4.

Please consider including your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

Response 4.

We have added our web address under "Description of Business".

Comment 5.

Please disclose the number of clients you have.

Response 5.

We have added disclosure under subheading "Dependence on Major Customers" as follows:

At present, the Company has 11 customers.

Comment 6.

Please disclose the name of your major client and include a brief description of its business.

Response 6.

We have added disclosure regarding the Company’s major client as follows:

The Company is dependent on one major customer, Bank United FSB, which accounted for approximately 64.6% of our revenues during its fiscal year ended June 30, 2006. Bank United is a regional retail bank in Florida. The Company’s business and financial condition would be materially adversely effected if Bank United ceased to be a client of the Company or materially reduced the level of services provided by the Company.

Comment 7.

Please briefly describe the equipment you use for your consulting services.

Response 7.

We have added disclosure under subheading "Material and Suppliers" as follows:

The Company uses computer equipment in connection with its client consulting services.

Comment 8.

Please disclose the date you will be required to include internal control reports in your annual and quarterly reports.

Response 8.

We have added in the disclosure below and in the Risk Factor "We may experience adverse impacts on our results of operations as a result of adopting new accounting standards or interpretations" as follows:

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our operating results or cause unanticipated fluctuations in our operating results in future periods. For example, we are required by the Sarbanes-Oxley Act of 2002 to file annual reports and quarterly reports disclosing the effectiveness of our internal controls and procedures starting with the Company’s annual report for the fiscal year ending June 30, 2007. Management’s internal control report under SOX is applicable for fiscal years beginning after December 15, 2007. Under SOX we will have our first internal control report in our annual report ending June 30, 2008. Although we believe our internal controls are operating effectively, and we have committed internal resources to ensure compliance, we cannot guarantee that we will not have any material weaknesses as reported by our auditors and such determination could materially adversely affect our business or significantly increase our costs in order to establish effective controls and procedures.

Comment 9.

Disclose the percentage of your revenues that relate to government agency clients.

Response 9.

We have added in the disclosure below and in the Risk Factor "We may become subject to the risks associated with being a government" as follows:

We intent to become a provider of compliance services to governmental agencies, including municipal agencies. At present, we have no contract with governmental agencies or municipal agencies. We may therefore become exposed to risks associated with government contracting, including reductions in government spending, canceled or delayed appropriations specific to our contracts or projects, heightened competition and modified or terminated contracts. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year and are not always guaranteed. As a result, at the beginning of a contract or project, the related contract or project may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

Comment 10

Please do not include mitigating language in your risk factors. For example, please remove the disclosure regarding your belief that in 2007 you will generate positive cash flow.

Response 10.

We have revised disclosure in the Risk Factor "We may need additional capital to fund our negative cash flow from operations through debt or equity" and have removed any reference to anticipation of positive cash flow.

Comment 11.

Please include a brief overview section that describes how you generate revenues. For example, please describe your client contracts, including whether you receive hourly fees or fixed rates and whether you are paid at the end of the contract or during the term of services.

Response 11.

We added a paragraph under the subheading "General" under the MD&A as follows:

The Company generates revenues based on hourly rates and fixed rates. Our fixed-rate contracts involve an engagement retainer and typically provide for monthly fees. Our hourly-rate contracts are billed monthly.

Comment 12.

We note from your disclosure within Risk Factors and Note 1 to the Veracity Management Global, Inc. December 31, 2006 financial statements that you consider the following to be critical accounting policies or areas that require significant estimates by management.

  Contract cost and profits and revenue recognition;
  Provisions for uncollectible receivable and recoveries of costs from subcontractors, vendor and others;
  Provisions for income taxes and valuation allowance;
  Accruals for income taxes and valuation allowance;
  Depreciation rates;
  Calculation on impairments;
  Contingencies.

Please revise to include a discussion of your critical accounting policies.

Response 12.

We have added critical accounting policies in our MD&A as follows:

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned. VMGG considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, and collectibility is reasonably assured. Revenue that is billed in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided.

Credit Risk and Concentrations

VMGG does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer's financial conditions. VMGG determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and VMGG's previous loss history. VMGG provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2006 and June 30, 2006, VMGG has determined that no allowance for doubtful accounts is required. VMGG had one client that accounted for 56.7% of its revenue for the six-month period ended December 31, 2006.

Income Taxes

VMGG accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits for the period ending December 31, 2006.

Property and Equipment

Property and Equipment is stated at cost less accumulated depreciation and amortization. Depreciation of equipment and furniture and fixtures is computed using the straight-line method over the related estimated useful lives of the assets, ranging from two to five years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Impairment of Long-Lived Assets.

VMGG reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. VMGG assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. VMGG determined that no impairment was necessary during the period ending December 31, 2006.

Comment 13.

We note your disclosure that 2006 and 2005 are not comparable due to your acquisitions of Veracity Management Group, Inc. ("VMG') and Secured Financial Data, Inc. ("SFD") on July 1, 2006. Giving your recent acquisitions, please revise to include a plan of your operation going forward, with particular emphasis on your prospects for the future. Refer to the guidance in Item 303 of Regulation S-B.

Response 13.

In response to this comment, we have included a subcaption under "Liquidity and Capital Resources" entitled "Plan of Current and Future Financing of Our Operations for the year 2007" containing disclosure as follows:

During the six-month period ended December 31, 2006, the Company had a loss from operations of $1,715,876 which was primarily due to non-cash compensation of $1,345,904 represented by stock issued for services. At December 31, 2006 the Company had cash of $124,202. We have incurred an accumulated deficit of $3,490,173 through December 31, 2006. We have incurred negative cash flow from operations during the six-month period ended December 31, 2006.

The Company funded its negative cash flow from operations during the six-month period ended December 31, 2006 through the sale of restricted stock which generated proceeds of $319,000 and through loans from two shareholders in the aggregate amount of $200,000 and a note payable of $75,000.

We have financed our operations primarily through related party debt financing and equity raising. Our continued operations will depend on whether we are able to continue to raise additional funds through various potential sources, such as equity and debt financing, including the sale of additional equity and receipt of additional debt financing. We do not have any agreements with our management to continue to loan monies to the Company. Additional funds may not become available on acceptable terms and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs during the next twelve months or in the long term.

We have spent, and expect to continue to spend, additional amounts in connection with implementing our business strategy. Based on our current plans, we believe that our cash together with anticipated increased revenues and improved ability as a public company to raise funds, will be sufficient to enable us to meet our planned operating needs at least for the next 12 months. However, the actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors may vary from time to time.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of our shares or debt and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We may need committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain additional financing, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations and our business, financial condition and results of operations would be materially harmed.

Comment 14.

It appears that your selling and administrative expenses incurred in the three months ended December 31, 2006 decreased materially from those incurred in the three months ended September 30, 2006. Please revise to include an explanation of this fluctuation. In addition, please revise to disclose the nature of amount included in SG&A expense and amounts included in cost of services.

Response 14.

We have added to and revised our disclosure under subheading "Results of Operations For the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005" section "Selling and Administrative" as follows:

Selling and administrative expenses were $303,100 and $2,077,577 for the three and six months ended December 31, 2006. The decrease was mainly due to non-cash compensation expenses incurred during the period ended September 30, 2006, that were not incurred during the three-month period ended December 31, 2006.

We have also added and revised our disclosure under subheading "Results of Operations For the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005" section "Cost of Sales" as follows:

Cost of sales for the three-month period ended December 31, 2006 was $125,717 and $263,488 for the six months ended December 31, 2006. Our cost of sales consist mainly of labor costs.

Comment 15.

We note your disclosure in Note 2 to the December 31, 2006 interim financial statements that there is substantial doubt about your ability to continue as a going concern. Please revise to include your specific, viable plan for overcoming your financial difficulties. Refer to FRC 607. 02.

Response 15.

Reference is made to our response to comment 13 above.

Comment 16.

Please describe the amount and terms of loans made to you by management and any commitments to provide additional loans.

Response 16.

We have added disclosure under subheading "Liquidity and Capital Resources" a paragraph as follows:

We believe that despite funding provided under our bank line-of-credit and funding available from our management, we may need additional funding to execute our planned expansion of our sales and marketing efforts. As of December 31, 2006, management has loaned the Company $200,000 at 7.5% due on January 26, 2008. We have no written funding commitment from management and affiliated parties.

Comment 17.

You disclose that you have one officer and two directors. However the table indicates that you have four officers. Please revise to address the inconsistency.

Response 17.

We have revised our disclosure under Item 5 Directors and Executive Officers as follows:

At present, we have four officers and two directors.

Comment 18.

Please revise the biographies to include five years of business experience. Refer to Item 401(a)(4) of Regulation S-B.

Response 18.

We have revised our disclosure concerning the biographies in response to this comment as follows:

Mr. Michael Rideman, Co-Chairman and CEO: Mr. Rideman co-founded Secured Financial Data, Inc. with his brother, Dr. Ronald L. Rideman in 2005. During the past 21 years until 2006, Mr. Michael Rideman was employed at a private company owned by the Rideman family, which company was engaged in the business of auto repair servives. Since 2005 to the present, Mr. Rideman has also served as member of Rideman Investments LLC, which is primarily a real estate development company. Mr. Rideman was a founder and served as CEO, president and a director of iGames Entertainment (OTCBB: "IGME"), from inception until April 2002, following it becoming a public reporting company.

Dr. Ronald L. Rideman, Vice President/Co-Chairman: Dr. Ronald L. Rideman co-founded Secured Financial Data, Inc. with his brother in 2005. From 2005 to the present, Dr. Rideman has been a managing member of the Rideman Investments LLC, an investment. Since December 2006 to present, Dr. Ridman has been Regional Medical Liaison with Nuvelo. From January 2006 to November 2006, Dr. Ridman was Regional Medical Liaison with Elan, Inc. From January 2000 to December 2005, Dr. Ridman was Senior Regional Medical Liaison with Amgen, Inc.

Mr. Alex Trujillo, Chief Operating Officer: Mr. Trujillo has been working for Veracity Management Group since July 2004. Prior to joining Veracity, Mr. Trujillo had been employed by Auxis Consulting as VP of Technology Solutions from August 2001 to July 2004. Mr. Trujillo has over twenty-five years of IT experience, in capacities varying from technical, to managerial responsibilities, for both domestic and multi-national organizations. Mr. Trujillo is trained in Method One, Six Sigma and Balanced Score Card, an enterprise business methodology in both domestic and international markets. Mr. Trujillo has extensive experience in implementing complex projects utilizing technology with business driven strategies through the application of design, development and implementation of enterprise level programmed office. Mr. Trujillo has not served as an officer or director of any reporting public company during the past five years.

Mr. N. Richard Grassano, CPA, Chief Financial Officer: Mr. Grassano has thirty years experience as a Certified Public Accountant and business consultant. During the past five years, Mr. Grassano has served as a business and financial consultant to private companies as well as serving as a CPA. Mr. Grassano was the president of Grassano Accounting PA, a multi-office accounting firm in both New Jersey and Florida until 2003 following which he has been a self employed CPA and consultant to date. He has extensive experience in all phases of auditing, accounting, taxation and finance, as well as in areas of SEC reporting and compliance. Mr. Grassano has not served as an officer or director of any reporting public company during the past five years

The Company confirms that during the past five years none of its directors, executive officers, promoters or control persons have involvement in certain legal proceedings as defined in Item 401 (d) of Regulation SB.

Comment 19.

Please revise to describe the loans from management.

Response 19.

We have added disclosure under Certain Relationships and Related Transactions as follows:

Management lent the Company $200,000, evidenced by promissory notes bearing an interest rate of 7.5% and due on January 26, 2008. In addition the notes are convertible to common stock at any time at $0.007 cents per share, or 29,200,000 shares. In addition 14,600,000 common stock warrants have been granted at an exercise price $ 0.01 exercisable for sixty months from the date of the notes.

Comment 20.

Please include disclosure addressing how your investors were solicited.

Response 20.

We have added and revised disclosure under subheading "Recent Sales of Unregistered Securities: as follows:

The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

This offering was done with no general solicitation or advertising by the Registrant. All recipients of restricted shares either received adequate information about the Company or had access, through employment, relation and/or business relationships with the Company to such information.

Based on an analysis of the above factors, the Registrant has met the requirements to qualify this offering and sale for exemption under Section 4(2) of the Securities Act of 1933.

FINANCIAL COMMENTS

Response to Comment 21. The additional shares relate to additional purchases from the private placement memorandum dated September 1, 2006 and amended September 27, 2006 as disclosed in Note 3.

Response to Comment 22. We believe this was properly addressed in our "credit risk and concentration" footnote.

Response to Comment 23. Additional disclosure added in the attached amended form 10SB/A.

Response to Comment 24. Corrected in the attached amended from 10SB/A.

Response to Comment 25. This classification was an error and has been corrected in the attached amended form 10SB/A.

Response to Comment 26. Policy updated to disclose that all potential common stock equivalents are anti-dilutive in the attached amended form 10SB/A.

Response to Comment 27. Although with relatively low volume, the stock has continued to trade on the pink sheets. We used the closing price of our stock sold on the pink sheets as our basis in estimating the fair market value services provided.

Response to Comment 28. Disclosure updated in the attached form10SB/A to quantify the total estimated relative fair value of the warrants and conversion feature determined to be a beneficial conversion feature. The majority of the notes payable were dated prior to 6/30/06; we have updated our disclosure to better describe the new notes for the current period and to provide better guidance for our current period cash flows from these notes. We have also separated notes payable from convertible notes payable as separate line items in the attached amended from 10SB/A.

Response to Comment 29. The disclosure in item 4 was not adjusted to reflect the merger agreement and anti-dilution provision which resulted in 73 additional VMGG warrants for each SFD warrant. Item 4 has been updated din the attached amended form 10SB/A.

Response to Comment 30. Additional disclosure has been added in the attached amended form 10SB/A to describe the terms of both the conversion feature and warrants. The discrepancy from the 6/30/06 SFD audited financial statements regarding the relative fair value of the beneficial conversion feature and warrants was typographical is also corrected in the attached amended from 10SB/A.

Response to Comment 31. Additional disclosure added in the attached amended from 10SB/A

Response to Comment 32. We have determined that SFD is the accounting acquirer due to the following:

- SFD shareholders controlled the majority of the voting interest in the new entity.

- The majority of the composition the governing body of the new entity was SFD shareholders.

- SFD shareholders resented a majority of senior management of the new entity.

Regarding paragraph 18 of FASB statement number 141, although VMG has historically reported a higher amount of assets and revenue the VMG shareholders have only a minority share of the new entity, report to the former SFD shareholders, and only represent a small portion of the board of directors. Due to an overwhelming preponderance of evidence and that all pertinent facts and circumstances shall be considered, we believe SFD is the accounting acquirer.

Please see additional disclosure in the attached amended from 10SB/A.

Response to Comment 33. The combination of the three entities all took place on the same day. The new Company began operating as one entity on July 1, 2006 as result of a meeting and agreement that took place between the majority shareholders of all three entities. Since we have determined that SFD was the accounting acquirer for accounting purposes we accounted for the SFD and Kirshner merger first and then on the same day accounted for the VMG merger into the new VMGG (formerly known as Kirshner). All shares issued as a result of this merger were issued on July 1, 2006.

Response to Comment 34. The combination of the three entities all took place on the same day. The new Company began operating as one entity on July 1, 2006 as result of a meeting and agreement that took place between the majority shareholders of all three entities. All shares issued as a result of this merger were issued on July 1, 2006. We believe the additional documentation and the act of the merger agreement being signed was a formality and did not change the substance of the transaction as the new entity began operation on July 1, 2006.

Response to Comment 35. We have removed the approximate $55,000 extraordinary gain due to the potential contingency in paragraph 5.16 and in accordance with paragraph 46 of FASB statement number 141. We determined that the purchase price was $25,810 using a stock price immediately subsequent to the transaction of $0.0001 per share as traded on the pink sheets and believe that the fair value of securities traded is the market is best indicator consideration given in accordance with paragraph 22 of FASB statement number 141.

Response to Comment 36. We believe that our weighted average shares presented reflects the shares issued as result of the recapitalization at the earliest period presented. The total shares outstanding on the balance sheet of SFD at 6/30/06 were 19,047,685 after the 73 to 1 exchange the shares presented would be 1,390,481,005, which we have presented in our balance sheet at June 30, 2006. Per your request we have attached an equity roll forward from the period June 30, 2006 to December 31, 2006.

Response to Comment 37. There were 19,047,685 shares of SFD stock outstanding at June 30, 2006, 73 shares of Kirshner stock were issued for each share of SFD stock resulting in 1,390,481,005 shares of total Kirshner stock. All shares issued for services were recognized by the Company in accordance with FASB statement number 123R.

Response to Comment 38. Since Kirshner was determined to be the legal acquirer and as a former reporting entity had not been audited since June 30, 2004 we provided audited financial statements of this Company to reflect the current financial status of the Company and account for any equity issuances during this period. If you would like us to remove these financial statements please provide us with this guidance and we will be happy to do so.

Response to Comment 39. We believe that the net income presented is mathematically accurate, please advice.

Response to Comment 40. Corrected on attached amended form 10SB/A.

Response to Comment 41. Policy updated to disclose that all potential common stock equivalents are anti-dilutive in the attached amended form 10SB/A.

Response to Comment 42. Additional disclosure added in the attached amended from 10SB/A.

Comment Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Other. The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that the staff's comments or changes to disclosure in response to staff comments in the registrant's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ N. Richard Grassano

N. Richard Grassano, Chief Financial Officer